NUWAVE TECHNOLOGIES, INC.
                       NOTES TO CONDENSED FINANCIAL STATEMENTS

1.   Basis of Presentation

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim information. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
     The results of operations for the interim periods shown in this report are not necessarily indicative of expected results for any future interim period or for the entire fiscal year. NUWAVE Technologies, Inc. (the "Company" or "NUWAVE") believes that the quarterly information presented includes all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation in accordance with generally accepted accounting principles. The accompanying condensed financial statements and notes should be read in conjunction with the Company's financial statements included in the Company's Registration Statement on Form SB-2 as filed with the Securities and Exchange Commission on July 3, 1996 (Registration No. 333-3110).

2.   Per share data

     The per share data included in the statement of operations has been computed in accordance with Accounting Principles Board Number 5 ("Earnings Per Share"). Historic per share data has been computed on the basis of the loss for the period divided by the historic weighted average number of shares outstanding. The historic weighted average number of shares outstanding excludes the number of common shares issuable upon the exercise of outstanding stock options and Series A Convertible Preferred Stock, for the period ended September 30, 1995, since such inclusion would be anti-dilutive.

     The per share data shown below has been computed in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 64 ("SAB 64"). SAB 64 requires that the historic weighted average number of shares of common stock outstanding during the period prior to the effective date be increased for certain shares or stock options, including shares of Series A Convertible Preferred Stock, issued within one year or in contemplation of the Company's filing of its registration statement, and that such shares be treated as if outstanding for all periods presented. Accordingly, the historic weighted average number of shares outstanding for the period from July 17, 1995 (inception) to September 30, 1995 (unaudited) has been increased by 853,500 for the application of SAB 64. Such shares include 253,500 stock options issued in July, September and November 1995 and March 1996 and 600,000 shares of Series A Convertible Preferred Stock issued in July and August, 1995.

                                             July 17, 1995
                                              (inception)
                                                  to


                                             September 30,
                                                 1995

SAB 64 per share data:

    SAB 64 weighted average number of
    common shares outstanding                  2,788,50


    SAB 64 net loss per share                    ($.17)


 3.  Equity Transactions



     A.     Common and Preferred Stock

     As of April 30, 1996, the board of directors unanimously approved and the Company's stockholders authorized by the written consent of the holders of 2,213,333 out of the 2,530,000 then outstanding shares of Common Stock and 600,000 of the then outstanding 600,000 shares of the Series A Convertible Preferred Stock the increase in the shares of common stock to 20,000,000 common shares, par value $.01 per share. The related Amendment to the Company's Articles of Incorporation was filed May 3, 1996. Upon completion of an Initial Public Offering
     (" IPO") of the Company's securities on July 3, 1996, all 600,000 shares of the Company's outstanding Series A Preferred Stock were automatically converted into 600,000 shares of Common Stock.
     The Company is also authorized to issue 1,000,000 additional shares of Preferred Stock, which may have such preferences and rights as the board of directors may designate.

     B.   Initial Public Offering ("IPO")

     In July 1996, the Company completed an IPO in which it sold 2,300,000
     common shares and 2,530,000   Redeemable Common Stock Purchase Warrants
     (the "Warrants") to purchase an additional 2,530,000 common shares.
     The Warrants are exercisable at $5.50 per share commencing on July 3, 1997. The Company received net proceeds of $9,588,428 from the IPO. Also in connection with the IPO issued 220,000 Redeemable Common Stock Purchase Warrants (the " Underwriter's Warrants") to the underwriter for $10.

     C.   Exercise of Stock Options

     In August 1996, a member of the Board of Directors of the Company exercised his rights to purchase 20,000 shares of common stock for $30,000 ($1.50 per share).


4.   Repayment of Debt/Extraordinary Loss

     On July 9, 1996 the Company repaid from the proceeds of the IPO outstanding Bridge Notes in the aggregate principal amount of $2,000,000 and related accrued interest of $73,652. The Bridge Notes were issued in connection with the private placement in March 1996 and had an expiration date of June 30, 1997. Due to the early extinguishment of this debt the Company recognized an extraordinary loss in the period of $848,160 consisting of $251,938 in unamortized financing costs and $596,222 in unamortized debt discount.



                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                         OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

General

     Since its inception in July 1995, the Company, a development stage company, has been engaged primarily in raising capital to fund its operations and directing, supervising and coordinating the activities of Rave Engineering Corp. ("Rave") pursuant to an exclusive world wide licensing agreement
(the "License Agreement") and development agreement (the "Development Agreement"). It completed its initial capital raising in July 1996 , upon completion of its IPO. In order to compliment Rave's activities pursuant to the Development Agreement, in the last quarter it has established an internal advanced engineering group (the" Advanced Engineering Group"). The Advanced Engineering Group includes employees and outside consultants in support of the continuing development of its products and related technology, the identification of additional sources of new technology, the recruitment of key technical personnel, and the preparation of patent applications with respect to certain of its Initial Products and technology. The Company has produced and tested fully operational working prototypes of the Analog Video Processor ("AVP"), a video enhancement device based on analog wave mapping, the Magic Card, a digitally based video enhancement device, and the NUWAVE
Dual TBC, a time base corrector used for video editing, (collectively, the "Initial Products"). It has produced and tested initial prototypes of the NUWAVE Ministudio (a video editing system). The Dual TBC, TBC Module and
Magic Card have moved from the prototype stage into specific product development while software development continues on the Ministudio.
The Company has recently added additional features to the AVP to further enhance its performance. These enhancements are currently being incorporated into the AVP in the form of an "ASIC" chip (Application Specific Integrated Circuit) which is the form in which the Company intends to market the AVP. As a result of the Company's initial marketing experiences, it has modified its plans with regard to the production of the AVP ASIC chip. The Company now expects to produce these chips in accordance with the customer's specific application requirements supported by firm commitments rather than producing and inventorying ASIC chips and endeavoring to anticipate applications required by customers in the future. The Company has not licensed or sold any of its products or technologies. In July 1996, the Company completed an IPO in which it sold 2,300,000 shares of common stock and 2,530,000 warrants to purchase an additional 2,530,000 shares of common stock. In return for the sale of such stock and warrants, the Company received net proceeds of $9,588,428. The Company is using a portion of the proceeds of the IPO to continue to develop its Initial Products as outlined above and (in the event the Company is able to successfully complete certain additional research and development, prototypes and product testing relating thereto) to commence the commercialization of its products.

   As of September 30, 1996, the Company had a deficit accumulated during the development stage of $4,061,995, which includes the net loss for the nine months ended September 30, 1996 of $3,151,404. Additional losses have been incurred since such date. The Company will continue to have a high level of operating expenses and will be required to make significant expenditures in connection with its research and development activities and the production and marketing of its proposed products and technologies. Although the Company anticipates deriving some revenue from the sale of its AVP and Magic Card within the next 12 months, no assurance can be given that these products will be successfully brought to market or even completely developed and tested for commercial use during such period, and the Company has projected its expenses based on the assumption that it will receive no revenues from the sale of its products during the next 12 months. Even if revenues are produced from the sale of such Initial Products, the Company expects to continue to incur substantial losses for at least the next 12 months. See "Liquidity and Capital Resources."

Research and Development

     From July 17, 1995 through September 30, 1996, the Company spent $1,608,333 on research and development, of which approximately 75% was paid to Rave pursuant to the Development Agreement. During the next 12 months, the Company intends to spend approximately $2,909,000 on research and development and in support of the commercialization of its products. Of that amount the Company estimates that at least 40% will be paid to Rave pursuant to the Development Agreement, 38% will be spent by the Company's Advanced Engineering Group for software development, ASIC chip development, and supervising and directing production engineering undertaken by third parties, and the balance will be spent on internal research and development. In the event the Company is able to generate revenues from sales of its Initial Products during such 12-month period, it anticipates it will increase its expenditures on research and development and the identification of additional sources of technology.

     Research and development activity with respect to the Company's Initial Products was carried out by Rave prior to July 21, 1995, the date upon which the Company and Rave entered into the License Agreement and the Development Agreement. Pursuant to the Development Agreement, the Company has retained Rave to continue the development of the Initial Products by utilizing Rave's proprietary Analog Video Wave mapping techniques and processes through which Analog Video Waves may, among other things, be digitized, compressed, transmitted, manipulated and processed. Rave, pursuant to the Development Agreement, is continuing to provide to the Company and the Company continues to evaluate their development plans outlining costs, schedules and timetables for development of working prototypes of products described in such development plans.

     In addition to utilizing the services of Rave pursuant to the terms of the Development Agreement, the Company's Advanced Engineering Group has also utilized the services of third party contractors in connection with its research and development activities. The Company intends to continue to use outside consultants to assure exposure to new ideas and technology and its Advanced Engineering Group to direct, supervise and coordinate the efforts of Rave and its outside consultants.

Marketing and Distribution

     Achieving significant market acceptance and commercialization of the Company's Initial Products will require substantial marketing efforts and the expenditure of significant funds to establish market awareness of the Company and the Initial Products. The Company anticipates spending approximately $374,700 over the next 12 months to develop and implement a formal advertising and marketing communications program. During the past quarter, the Company has recruited a Director of Marketing Communications in addition to hiring a professional marketing communications firm to assist in the development and implementation of this program. The Company initially intends to market the Initial Products to manufacturers of set top boxes, televisions, multimedia computers and teleconferencing equipment as well as broadcasting and video production professionals. It also may license to third parties the rights to manufacture the products, either through direct licensing, OEM arrangements or otherwise.

     During the past quarter the Company has recruited a Vice President of Sales, a Director of Marketing Communications and a professional sales consultant to establish and manage the development of the Company's sales organization. The Company intends to rely principally on independent and national sales representative organizations to represent its products. In this regard, the Company is continually reviewing its needs and will employ additional internal sales staff as necessary.

Manufacturing

     The Company does not contemplate that it will directly manufacture any of its products. It intends to contract with third parties to manufacture its proposed AVP ASIC chip, Magic Card ASIC chip set, and related retail products, and its NUWave Dual TBC, and NUWave Ministudio.

Employees

     The Company currently has seven employees and, depending on its level of business activity, expects to hire additional employees in the next 12 months, including marketing and sales, manufacturing and technical personnel, and has allocated $976,000 for the recruitment and related payroll expenses for additional employees as necessary over the next 12-month period.

Liquidity and Capital Resources

  From its inception through completion of its IPO, the Company relied for all of its funding ($2,900,000 in cash plus the cancellation of the notes in the principal amount of $350,000) on private sales of its debt and equity securities (the "Private Financings"). In July 1996, the company completed an IPO and received net proceeds of $9,588,428. The Company used $2,073,652 of the net proceeds of the IPO to repay the principal and interest on the outstanding notes issued to investors in connection with the Private Financings.

     Pursuant to the terms of the License Agreement and the Development Agreement, the Company is paying pay Rave minimum aggregate royalties and development fees of $65,000 per month for the term of the License Agreement. The License Agreement also provides for additional payments of $60,000 per year to be made to Rave for consulting services to be rendered to the Company. The Company is making these payments at the rate of $5,000 per month. The Development Agreement also provides for Rave to receive additional payments aggregating $850,000 to purchase or lease equipment for use in developing the Licensed Products and Technology. The payments are to be made in monthly installments of $23,611 commencing upon the submission of appropriate development schedules to the Company with a lump sum payment of $283,336 due in March 1998. Through September 1996 the Company had made payments of $79,200 against the $850,000 additional equipment purchases.

     Substantially all of the Company's technology has been licensed from Rave pursuant to the License Agreement. Pursuant to the terms of the License Agreement, the Company is obligated to pay Rave royalties ("Royalties") of
(i) 2 1/2% of net sales of products utilizing Rave's technology ("Sales Royalties"), and (ii) 25% of any sublicensing fees received by the Company from sublicenses of the products and technology covered by the License Agreement ("Licensed Products and Technology"). Payments of Sales Royalties will commence upon the earlier of (i) accumulated net sales of Licensed Products and Technology sold by the Company or its future affiliates reaching an aggregate of $50,000,000, or (ii) the Company's aggregate net profits from sales of Licensed Products and Technology equaling $5,000,000.

     Pursuant to the terms of an agency agreement with Prime Technology, Inc. ("Prime") dated July 21, 1995 (the "Agency Agreement"), Prime will receive 35% of net sublicensing fees received by the Company with respect to the first $50,000,000 of aggregate net sales made by the Company's sublicensees, after subtracting the payments to Rave and licensing expenses, and thereafter 45%. Prime will also receive up to an additional $1,500,000 of which (i) $400,000 is payable regardless of the receipt of sublicense fees in installments of $15,000 per month which began January 1, 1996 and increased in accordance with the terms of the agreement to installments of $40,000 per month after the completion of the IPO, (ii) $400,000 is payable out of the Company's first sublicensing royalties, and (iii) $700,000 is payable out of the Company's portion of sublicensing fees when net sublicensing sales exceed $200,000,000.

     The Company intends to use a portion of the net proceeds of the IPO to pay its obligations of approximately $1,291,000 and $325,000, respectively, to Rave under the License Agreement and Development Agreement and to Prime under the Agency Agreement during the 12 month period ending
September 30, 1997.

Plan of Operation

     The Company's plan of operation over the next 12 months focuses primarily on the continued design, development and patent protection of its proposed products and in particular, the production of additional prototypes, testing and the marketing and/or licensing of the AVP and Magic Card. The Company anticipates, based on its current proposed plans and assumptions relating to its operations, that the proceeds of the IPO will be sufficient to satisfy the contemplated cash requirements of the Company for at least 12 months. In the event that the Company's plans change or its assumptions prove to be inaccurate or the proceeds of the IPO prove to be insufficient to fund operations (due to unanticipated expenses, delays, problems, or otherwise), the Company would be required to seek additional funding sooner than anticipated. Depending upon the Company's progress in the development of its products and technology, their acceptance by third parties, and the state of the capital markets, the Company may also determine that it is advisable to raise additional equity capital, possibly within the next 12 months.
In addition, in the event that the Company receives a larger than anticipated number of initial purchase orders upon introduction of its AVP and Magic
Card, it may require resources substantially greater than the proceeds of the IPO or than are otherwise available to the Company. In such event the Company may be required to raise additional capital. The Company has no current arrangements with respect to, or sources of, any such capital, and there can be no assurance that such additional capital will be available to the Company when needed, on commercially reasonable terms or at all. The inability of the Company to obtain additional capital would have a material adverse effect on the Company and could cause the Company to be unable to implement its business strategy, to postpone or cancel the development of certain of its proposed products, or to otherwise significantly curtail or cease its operations. Additional equity financing may involve substantial dilution to the interests of the Company's then existing stockholders. The Company's future performance will be subject to a number of business factors, including those beyond the Company's control, such as economic downturns and evolving industry needs and preferences, as well as the level of competition and the ability of the Company to successfully market its products and technology and to effectively monitor and control its costs. There can be no assurance that the Company will be able to successfully implement a marketing strategy, generate significant revenues or ever achieve profitable operations. In addition, because the Company has had only limited operations to date, there can be no assurance that its estimates will prove to be accurate or that unforeseen events will not occur.

                     PART II - OTHER INFORMATION

Item 1.    Legal Proceedings

           Not applicable

Item 2.    Changes in Securities

           See Note 3 of "Notes to Condensed Financial Statements" included in Part I of this report.

Item 3.    Defaults upon Senior Securities

           Not applicable

Item 4.    Submission of Matters to a Vote of Security Holders

           See Note 3 of "Notes to Condensed Financial Statements" included in Part I of this report.

Item 5.    Other Information

           Not applicable

Item 6.    Exhibits and Reports on Form 8-K

           (a)   Exhibits

                 11.01. Historic computation of earning per share under APB #15
                 11.02.   Computation of loss per share under SAB #64
                 27.      Financial data schedule

           (b)   Reports of Form 8-K

                 None

                              SIGNATURES

 Pursuant to the requirements of the Securities Act of 1934, the Registrant certifies that it has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fairfield in the State of New Jersey on November 14, 1996.
                                   NUWAVE TECHNOLOGIES, INC.
                                        (Registrant)


DATE:  November 14, 1996                     By: /s/ Gerald Zarin

                                             Gerald Zarin
                                             Chief Executive Officer and
                                             Chairman of the Board


DATE:  November 14, 1996                     By: /s/ Jeremiah F. O'Brien

                                             Jeremia F. O'Brien
                                             Vice President,
                                             Chief Financial Officer
                                             (Principal Financial Officer)